Exhibit 99.6
Form of Release to Stock Exchanges

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE CONSOLIDATED FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Consolidated Financial Results of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) for the quarter and half year ended September 30, 2024 (the “Statement”), being submitted by the Parent pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

(i)	includes the results of the subsidiaries as given in the Annexure to this report;

(ii)	is presented in accordance with the requirements of the Listing Regulations; and

(iii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the consolidated net profit and consolidated total comprehensive income and other financial information of the Group for the quarter and half year ended September 30, 2024.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for audit of the consolidated financial results section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial results for the quarter and half year ended September 30, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Statement

The Statement, which includes the Consolidated Financial Results is the responsibility of the Company’s Board of Directors and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed consolidated financial statements for the three months and six months ended September 30, 2024. This responsibility includes the preparation and presentation of the Statement that give a true and fair view of the consolidated net profit and consolidated other comprehensive income and other financial information of the Group in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations.

The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective financial results that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of this Statement by the Directors of the Parent, as aforesaid.

In preparing the Consolidated Financial Results, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for audit of the Consolidated Financial Results for the quarter and half year ended September 30, 2024

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Results for the quarter and half year ended September 30, 2024 as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Perform procedures in accordance with the circular issued by the SEBI under Regulation 33(8) of the Listing Regulations to the extent applicable.

•	Obtain sufficient appropriate audit evidence regarding the Financial Information of the entities within the Group to express an opinion on the Statement. We are responsible for the direction, supervision and performance of the audit of financial information of such entities included in the Statement of which we are the independent auditors.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance of the Company and such other entities included in the Statement of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: October 17, 2024	UDIN: 24060408BKFSNC9744

Annexure to Auditor’s Report

List of Entities:

1.	Infosys Technologies (China) Co. Limited
2.	Infosys Technologies S. de R. L. de C. V.
3.	Infosys Technologies (Sweden) AB
4.	Infosys Technologies (Shanghai) Company Limited
5.	Infosys Nova Holdings LLC.
6.	EdgeVerve Systems Limited
7.	Infosys Austria GmbH
8.	Skava Systems Private Limited (under liquidation)
9.	Infosys Chile SpA
10.	Infosys Arabia Limited (under liquidation)
11.	Infosys Consulting Ltda.
12.	Infosys Luxembourg S.a.r.l
13.	Infosys Americas Inc. (liquidated effective July 14, 2023)
14.	Infosys Public Services, Inc. USA
15.	Infosys BPM Limited
16.	Infosys (Czech Republic) Limited s.r.o.
17.	Infosys Poland Sp z.o.o
18.	Infosys McCamish Systems LLC
19.	Portland Group Pty Ltd
20.	Infosys BPO Americas LLC.
21.	Infosys Consulting Holding AG
22.	Infosys Management Consulting Pty Limited
23.	Infosys Consulting AG
24.	Infosys Consulting GmbH
25.	Infosys Consulting S.R.L (Romania)
26.	Infosys Consulting SAS
27.	Infy Consulting Company Ltd.
28.	Infy Consulting B.V.
29.	Infosys Consulting S.R.L (Argentina)
30.	Infosys Consulting (Belgium) NV
31.	Panaya Inc.
32.	Infosys Financial Services GmbH
33.	Panaya Ltd.
34.	Brilliant Basics Holdings Limited (under liquidation)
35.	Brilliant Basics Limited (under liquidation)
36.	Infosys Singapore Pte. Ltd.
37.	Infosys Middle East FZ LLC
38.	Fluido Oy
39.	Fluido Sweden AB
40.	Fluido Norway A/S
41.	Fluido Denmark A/S
42.	Fluido Slovakia s.r.o
43.	Infosys Compaz Pte. Ltd.
44.	Infosys South Africa (Pty) Ltd
45.	WongDoody, Inc
46.	HIPUS Co., Ltd.
47.	Stater N.V.
48.	Stater Nederland B.V.
49.	Stater XXL B.V.
50.	HypoCasso B.V.
51.	Stater Participations B.V. (wholly owned subsidiary of Stater N.V. merged with Stater N.V. with effect from November 24, 2023)
52.	Stater Belgium N.V./S.A. (formerly a wholly owned subsidiary of Stater Participations B.V., became the wholly owned subsidiary of Stater N.V. with effect from November 24, 2023)
53.	Outbox systems Inc. dba Simplus (US)
54.	Simplus ANZ Pty Ltd.
55.	Simplus Australia Pty Ltd
56.	Simplus Philippines, Inc.
57.	Infosys Fluido UK, Ltd.
58.	Infosys Fluido Ireland, Ltd.
59.	Infosys Limited Bulgaria EOOD
60.	Infosys BPM UK Limited
61.	Blue Acorn iCi Inc.
62.	Kaleidoscope Animations, Inc.
63.	Kaleidoscope Prototyping LLC (liquidated effective November 1, 2023)
64.	GuideVision s.r.o
65.	GuideVision Deutschland GmbH
66.	GuideVision Suomi Oy
67.	GuideVision Magyarorszag Kft
68.	GuideVision Polska Sp. z.o.o
69.	Infosys Business Solutions LLC
70.	Infosys Germany GmbH
71.	GuideVision UK Ltd (under liquidation)
72.	Infosys Turkey Bilgi Teknolojileri Limited Sirketi
73.	Infosys Germany Holding Gmbh
74.	Infosys Automotive and Mobility GmbH & Co. KG
75.	Stater GmbH
76.	Infosys Green Forum
77.	Infosys (Malaysia) SDN. BHD.
78.	oddity space GmbH, merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
79.	oddity jungle GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
80.	oddity waves GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
81.	oddity group Services GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
82.	oddity code GmbH merged into WongDoody GmbH (formerly known as oddity GmbH) with effect from September 29, 2023
83.	WongDoody d.o.o. (formerly known as oddity code d.o.o) which was formerly a subsidiary of oddity Code GmbH has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH) with effect from September 29, 2023
84.	WongDoody GmbH (formerly known as Oddity GmbH)
85.	WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co. Ltd.)
86.	WongDoody Limited (Taipei) (formerly known as oddity Limited (Taipei)
87.	Infosys Public Services Canada Inc.
88.	BASE life science A/S
89.	BASE life science AG
90.	BASE life science GmbH
91.	BASE life science Ltd.
92.	BASE life science S.A.S
93.	BASE life science S.r.l.
94.	Innovisor Inc.
95.	BASE life science Inc.
96.	BASE life science S.L.
97.	Panaya Germany GmbH
98.	Infosys Norway
99.	Infosys BPM Canada Inc. (Wholly-owned subsidiary of Infosys BPM Limited) which was incorporated on August 11, 2023 has been dissolved on March 15, 2024
100.	Danske IT and Support Services India Private Limited acquired by Infosys Limited on September 1, 2023 (Renamed as Idunn Information Technology Private Limited with effect from April 1, 2024)
101.	InSemi Technology Services Pvt. Ltd. acquired by Infosys limited on May 10, 2024
102.	Elbrus Labs Private Limited (a wholly owned subsidiary of InSemi Technology Services Pvt. Ltd.) acquired by Infosys limited on May 10, 2024
103.	Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
104.	Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
105.	in-tech Holding GmbH (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limtied) on July 17, 2024
106.	in-tech GmbH (Subsidiary of in-tech Holding GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
107.	in-tech Automotive Engineering SL (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
108.	ProIT (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
109.	in-tech Automotive Engineering de R.L. de C.V (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
110.	drivetech Fahrversuch GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
111.	Friedrich Wagner Holding Inc (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
112.	in-tech Automotive Engineering LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
113.	in-tech Services LLC (Subsidiary of Friedrich Wagner Holding Inc) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
114.	Friedrich & Wagner Asia Pacific GmbH (Subsidiary of in-tech GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
115.	in-tech engineering s.r.o (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
116.	in-tech engineering GmbH (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
117.	in-tech engineering services S.R.L (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
118.	in-tech Group Ltd (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
119.	in-tech Group India Private Limited (Subsidiary of in-tech Group Ltd) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
120.	In-tech Automotive Engineering Shenyang Co. (Subsidiary of Friedrich & Wagner Asia Pacific GmbH) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
121.	In-tech Automotive Engineering Bejing Co., Ltd (Subsidiary of In-tech Automotive Engineering Shenyang Co.) (acquired by Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited (a wholly owned subsidiary of Infosys Limited) on July 17, 2024)
122.	Infosys Employees Welfare Trust
123.	Infosys Employee Benefits Trust
124.	Infosys Science Foundation
125.	Infosys Expanded Stock Ownership Trust

INDEPENDENT Auditor’s Report ON THE AUDIT OF THE STANDALONE FINANCIAL RESULTS

To The Board of Directors of INFOSYS Limited

Opinion

We have audited the accompanying statement of Standalone Financial Results of INFOSYS LIMITED (the “Company”) for the quarter and half year ended September 30, 2024 (the “Statement”) being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the statement:

(i)	is presented in accordance with the requirements of the Listing Regulations; and

(ii)	gives a true and fair view in conformity with the recognition and measurement principles laid down in the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”) read with relevant rules issued thereunder and other accounting principles generally accepted in India of the net profit and total comprehensive income and other financial information of the Company for the quarter and half year ended September 30, 2024.

Basis for Opinion

We conducted our audit of the Statement in accordance with the Standards on Auditing (“SA”s) specified under Section 143(10) of the Act. Our responsibilities under those Standards are further described in Auditor’s Responsibilities for the Audit of the Standalone Financial Results section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Results for the quarter and half year ended September 30, 2024 under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion.

Management’s Responsibilities for the Statement

The Statement, which includes the Standalone Financial Results is the responsibility of the Company’s Board of Directors, and has been approved by them for the issuance. The Statement has been compiled from the related audited interim condensed standalone financial statements for the three months and six months ended September 30, 2024. This responsibility includes the preparation and presentation of the Standalone Financial Results for the quarter and half year ended September 30, 2024 that give a true and fair view of the net profit and other comprehensive income and other financial information in accordance with the recognition and measurement principles laid down in the Ind AS 34, prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statements that give a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the financial reporting process of the Company.

Auditor’s Responsibilities for audit of the Standalone Financial Results for the quarter and half year ended September 30, 2024

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Results.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors.

•	Evaluate the appropriateness and reasonableness of disclosures made by the Board of Directors in terms of the requirements specified under Regulation 33 of the Listing Regulations.

•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Statement or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the Statement to express an opinion on the Statement.

Materiality is the magnitude of misstatements in the Statement that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Statement may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Statement.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP
Chartered Accountants
(Firm’s Registration No. 117366W/W-100018)
Vikas Bagaria
Partner
Place: Bengaluru	(Membership No. 060408)
Date: October 17, 2024	UDIN: 24060408BKFSNE5080

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	40,986	39,315	38,994	80,300	76,927	153,670
Other income, net	712	838	632	1,551	1,193	4,711
Total Income	41,698	40,153	39,626	81,851	78,120	158,381
Expenses
Employee benefit expenses	21,564	20,934	20,796	42,498	41,577	82,620
Cost of technical sub-contractors	3,190	3,169	3,074	6,359	6,198	12,232
Travel expenses	458	478	439	936	901	1,759
Cost of software packages and others	3,949	3,455	3,387	7,404	6,106	13,515
Communication expenses	169	147	179	316	361	677
Consultancy and professional charges	451	445	387	895	734	1,726
Depreciation and amortization expenses	1,160	1,149	1,166	2,310	2,339	4,678
Finance cost	108	105	138	214	228	470
Other expenses	1,396	1,250	1,292	2,645	2,546	4,716
Total expenses	32,445	31,132	30,858	63,577	60,990	122,393
Profit before tax	9,253	9,021	8,768	18,274	17,130	35,988
Tax expense:
Current tax	3,146	2,998	2,491	6,144	4,798	8,390
Deferred tax	(409)	(351)	62	(760)	172	1,350
Profit for the period	6,516	6,374	6,215	12,890	12,160	26,248

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	78	20	(64)	98	23	120
Equity instruments through other comprehensive income, net	(9)	14	40	5	40	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(21)	(3)	23	(24)	29	11
Exchange differences on translation of foreign operations	560	(104)	5	456	21	226
Fair value changes on investments, net	86	40	(20)	126	55	144
Total other comprehensive income/(loss), net of tax	694	(33)	(16)	661	168	520

Total comprehensive income for the period	7,210	6,341	6,199	13,551	12,328	26,768

Profit attributable to:
Owners of the company	6,506	6,368	6,212	12,874	12,157	26,233
Non-controlling interests	10	6	3	16	3	15
	6,516	6,374	6,215	12,890	12,160	26,248

Total comprehensive income attributable to:
Owners of the company	7,190	6,337	6,196	13,527	12,328	26,754
Non-controlling interests	20	4	3	24	–	14
	7,210	6,341	6,199	13,551	12,328	26,768
Paid up share capital (par value 5/- each, fully paid)	2,072	2,072	2,070	2,072	2,070	2,071
Other equity *#	86,045	86,045	73,338	86,045	73,338	86,045
Earnings per equity share (par value 5/- each)**
Basic (in per share)	15.71	15.38	15.01	31.09	29.38	63.39
Diluted (in per share)	15.68	15.35	14.99	31.02	29.34	63.29

*	Balances for the quarter and half year ended September 30, 2024 and quarter ended June 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and half year ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2024, quarter ended June 30, 2024 and quarter and half year ended September 30, 2023.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half year ended September 30, 2024 have been taken on record by the Board of Directors at its meeting held on October 17, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 17, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan w.e.f November 1, 2024. The RSUs would vest equally over a period of two to four years and the exercise price will be equal to the par value of the share.

c) Update on acquisition

On July 17, 2024, Infosys Germany GmBH acquired 100% voting interests in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration of EUR 465 million (4,213 crore).

2. Information on dividends for the quarter and half year ended September 30, 2024

The Board of Directors declared an interim dividend of 21/- per equity share. The record date for the payment is October 29, 2024.The interim dividend will be paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	21.00	–	18.00	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2024	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	11,780	12,370
Right of use assets	6,692	6,552
Capital work-in-progress	505	293
Goodwill	10,191	7,303
Other Intangible assets	3,254	1,397
Financial assets
Investments	9,962	11,708
Loans	25	34
Other financial assets	3,450	3,105
Deferred tax assets (net)	556	454
Income tax assets (net)	3,864	3,045
Other non-current assets	2,060	2,121
Total non-current assets	52,339	48,382

Current assets
Financial assets
Investments	7,432	12,915
Trade receivables	32,013	30,193
Cash and cash equivalents	21,799	14,786
Loans	255	248
Other financial assets	12,688	12,085
Income tax assets (net)	2,418	6,397
Other current assets	12,926	12,808
Total current assets	89,531	89,432
Total Assets	141,870	137,814

EQUITY AND LIABILITIES
Equity
Equity share capital	2,072	2,071
Other equity	88,391	86,045
Total equity attributable to equity holders of the Company	90,463	88,116
Non-controlling interests	367	345
Total equity	90,830	88,461

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,336	6,400
Other financial liabilities	2,011	2,130
Deferred tax liabilities (net)	1,686	1,794
Other non-current liabilities	177	235
Total non-current liabilities	10,210	10,559

Current liabilities
Financial liabilities
Lease liabilities	2,468	1,959
Trade payables	3,841	3,956
Other financial liabilities	17,988	16,959
Other Current Liabilities	10,706	10,539
Provisions	1,436	1,796
Income tax liabilities (net)	4,391	3,585
Total current liabilities	40,830	38,794
Total equity and liabilities	141,870	137,814

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2024 and March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2024	2023
Cash flow from operating activities
Profit for the period	12,890	12,160
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	5,384	4,970
Depreciation and amortization	2,310	2,339
Interest and dividend income	(1,257)	(1,006)
Finance cost	214	228
Impairment loss recognized / (reversed) under expected credit loss model	95	206
Exchange differences on translation of assets and liabilities, net	(298)	(1)
Stock compensation expense	420	279
Provision for post sale client support	26	168
Other adjustments	876	732
Changes in assets and liabilities
Trade receivables and unbilled revenue	(2,735)	(1,751)
Loans, other financial assets and other assets	(233)	(251)
Trade payables	(147)	(661)
Other financial liabilities, other liabilities and provisions	1,078	(768)
Cash generated from operations	18,623	16,644
Income taxes paid	(2,165)	(4,538)
Net cash generated by operating activities	16,458	12,106
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(968)	(1,299)
Deposits placed with corporation	(579)	(636)
Redemption of deposits placed with corporation	357	439
Interest and dividend received	1,217	973
Payment towards acquisition of business, net of cash acquired	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business	–	(59)
Other receipts	5	127
Payments to acquire Investments
Tax free bonds and government bonds	(2)	–
Liquid mutual fund units	(33,517)	(33,038)
Certificates of deposit	(1,885)	(2,179)
Commercial Papers	(2,227)	(2,903)
Non-convertible debentures	(1,051)	(104)
Other Investments	(17)	(5)
Proceeds on sale of Investments
Liquid mutual funds	34,012	31,292
Certificates of deposit	3,970	4,912
Commercial Papers	7,135	1,254
Non-convertible debentures	1,030	875
Government securities	200	299
Net cash generated / (used in) from investing activities	4,525	(52)
Cash flows from financing activities:
Payment of lease liabilities	(1,190)	(920)
Payment of dividends	(11,592)	(7,246)
Loan repayment of in-tech Holding GmbH	(985)	–
Payment of dividend to non-controlling interest of subsidiary	(2)	(2)
Shares issued on exercise of employee stock options	3	3
Other receipts	–	20
Other payments	(265)	(334)
Net cash used in financing activities	(14,031)	(8,479)
Net increase / (decrease) in cash and cash equivalents	6,952	3,575
Effect of exchange rate changes on cash and cash equivalents	61	(35)
Cash and cash equivalents at the beginning of the period	14,786	12,173
Cash and cash equivalents at the end of the period	21,799	15,713
Supplementary information:
Restricted cash balance	407	365

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2024 and September 30, 2023 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue by business segment
Financial Services (1)	11,156	10,816	10,705	21,971	21,366	42,158
Retail (2)	5,446	5,428	5,913	10,873	11,426	22,504
Communication (3)	4,879	4,744	4,463	9,622	8,904	17,991
Energy, Utilities, Resources and Services	5,546	5,220	4,957	10,767	9,846	20,035
Manufacturing	6,424	5,778	5,574	12,201	10,924	22,298
Hi-Tech	3,266	3,147	3,053	6,414	6,109	12,411
Life Sciences (4)	3,004	2,866	3,050	5,871	5,799	11,515
All other segments (5)	1,265	1,316	1,279	2,581	2,553	4,758
Total	40,986	39,315	38,994	80,300	76,927	153,670
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	40,986	39,315	38,994	80,300	76,927	153,670
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,860	2,612	2,579	5,472	5,124	9,324
Retail (2)	1,768	1,751	1,674	3,519	3,303	6,882
Communication (3)	892	796	1,035	1,688	2,019	3,688
Energy, Utilities, Resources and Services	1,435	1,557	1,352	2,992	2,642	5,523
Manufacturing	1,297	1,006	1,033	2,303	2,005	4,197
Hi-Tech	794	814	788	1,608	1,590	3,153
Life Sciences (4)	614	611	799	1,226	1,501	2,898
All other segments (5)	149	290	180	439	320	760
Total	9,809	9,437	9,440	19,247	18,504	36,425
Less: Other Unallocable expenditure	1,160	1,149	1,166	2,310	2,339	4,678
Add: Unallocable other income	712	838	632	1,551	1,193	4,711
Less: Finance cost	108	105	138	214	228	470
Profit before tax and non-controlling interests	9,253	9,021	8,768	18,274	17,130	35,988

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as required by Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Revenue from operations	34,257	33,283	32,629	67,540	64,440	128,933
Profit before tax	9,407	8,128	8,517	17,535	16,663	35,953
Profit for the period	6,813	5,768	6,245	12,581	12,202	27,234

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 17, 2024	Chief Executive Officer and Managing Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,894	4,714	4,718	9,608	9,334	18,562
Cost of sales	3,400	3,259	3,271	6,659	6,481	12,975
Gross profit	1,494	1,455	1,447	2,949	2,853	5,587
Operating expenses	461	461	447	923	892	1,753
Operating profit	1,033	994	1,000	2,026	1,961	3,834
Other income, net	85	101	77	186	145	568
Finance cost	13	13	17	26	28	56
Profit before income taxes	1,105	1,082	1,060	2,186	2,078	4,346
Income tax expense	327	318	309	644	603	1,177
Net profit	778	764	751	1,542	1,475	3,169
Earnings per equity share *
Basic (in $ per share)	0.19	0.18	0.18	0.37	0.36	0.77
Diluted (in $ per share)	0.19	0.18	0.18	0.37	0.36	0.76
Total assets	16,928	17,270	15,689	16,928	15,689	16,523
Cash and cash equivalents and current investments	3,488	3,022	2,805	3,488	2,805	3,321

*	EPS is not annualized for the quarter and half year ended September 30, 2024, quarter ended June 30, 2024 and quarter and half year ended September 30, 2023.

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Audited results of Infosys Limited for the quarter and half-year ended September 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	34,257	33,283	32,629	67,540	64,440	128,933
Other income, net	1,737	721	1,350	2,458	2,352	7,417
Total income	35,994	34,004	33,979	69,998	66,792	136,350
Expenses
Employee benefit expenses	16,864	16,495	16,435	33,359	32,788	65,139
Cost of technical sub-contractors	4,751	4,831	4,645	9,583	9,321	18,638
Travel expenses	354	371	345	725	705	1,372
Cost of software packages and others	2,380	2,117	1,809	4,497	2,982	6,891
Communication expenses	125	105	131	229	260	489
Consultancy and professional charges	299	266	275	565	490	1,059
Depreciation and amortization expense	670	698	738	1,368	1,484	2,944
Finance cost	61	59	89	120	132	277
Other expenses	1,083	934	995	2,017	1,967	3,588
Total expenses	26,587	25,876	25,462	52,463	50,129	100,397
Profit before tax	9,407	8,128	8,517	17,535	16,663	35,953
Tax expense:
Current tax	2,956	2,686	2,180	5,643	4,245	7,306
Deferred tax	(362)	(326)	92	(689)	216	1,413
Profit for the period	6,813	5,768	6,245	12,581	12,202	27,234
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability / asset, net	81	19	(68)	100	19	128
Equity instruments through other comprehensive income, net	(9)	14	40	5	40	19
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(21)	(3)	23	(24)	29	11
Fair value changes on investments, net	83	36	(22)	119	46	129
Total other comprehensive income/ (loss), net of tax	134	66	(27)	200	134	287

Total comprehensive income for the period	6,947	5,834	6,218	12,781	12,336	27,521
Paid-up share capital (par value 5/- each fully paid)	2,076	2,076	2,075	2,076	2,075	2,075
Other Equity*	79,101	79,101	65,671	79,101	65,671	79,101
Earnings per equity share ( par value 5 /- each)**
Basic (in per share)	16.41	13.90	15.05	30.30	29.40	65.62
Diluted (in per share)	16.38	13.87	15.04	30.25	29.38	65.56

*	Balances for the quarter and half year ended September 30, 2024 and quarter ended June 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter and half year ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.
**	EPS is not annualized for the quarter and half year ended September 30, 2024, quarter ended June 30, 2024 and quarter and half year ended September 30, 2023.

1. Notes pertaining to the current quarter

a) The audited interim condensed standalone financial statements for the quarter and half-year ended September 30, 2024 have been taken on record by the Board of Directors at its meeting held on October 17, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed standalone financial statements. Those interim condensed standalone financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 17, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan w.e.f November 1, 2024. The RSUs would vest equally over a period of two to four years and the exercise price will be equal to the par value of the share.

c) Merger of wholly owned subsidiaries

On October 17, 2024, the Board approved the merger of WongDoody Inc, a wholly owned subsidiary of Infosys Limited with Infosys Nova Holdings LLC (Infosys Nova), a wholly owned subsidiary of Infosys Limited. Blue Acorn iCi Inc, Outbox Systems Inc.,d.b.a Simplus and Kaleidoscope Animation Inc which are wholly owned subsidiaries of Infosys Nova will also be merged with Infosys Nova.

2. Information on dividends for the quarter and half-year ended September 30, 2024

The Board of Directors declared an interim dividend of 21/- per equity share. The record date for the payment is October 29, 2024.The interim dividend will be paid on November 8, 2024. The interim dividend declared in the previous year was 18/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2024	2024	2023	2024	2023	2024
Dividend per share (par value 5/- each)
Interim dividend	21.00	–	18.00	21.00	18.00	18.00
Final dividend	–	–	–	–	–	20.00
Special dividend	–	–	–	–	–	8.00

3. Audited Standalone Balance Sheet

(In crore)

Particulars	As at
	September 30, 2024	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	10,139	10,813
Right of use assets	3,269	3,303
Capital work-in-progress	467	277
Goodwill	211	211
Financial assets
Investments	26,272	23,352
Loans	35	34
Other financial assets	2,022	1,756
Deferred tax assets (net)	60	–
Income tax assets (net)	3,340	2,583
Other non-current assets	1,724	1,669
Total non-current assets	47,539	43,998

Current assets
Financial assets
Investments	6,183	11,307
Trade receivables	26,748	25,152
Cash and cash equivalents	13,917	8,191
Loans	214	208
Other financial assets	11,246	10,129
Income tax assets (net)	2,394	6,329
Other current assets	9,863	9,636
Total current assets	70,565	70,952
Total assets	118,104	114,950

EQUITY AND LIABILITIES
Equity
Equity share capital	2,076	2,075
Other equity	80,673	79,101
Total equity	82,749	81,176

LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	3,021	3,088
Other financial liabilities	1,876	1,941
Deferred tax liabilities (net)	887	1,509
Other non-current liabilities	88	150
Total non - current liabilities	5,872	6,688

Current liabilities
Financial liabilities
Lease liabilities	815	678
Trade payables
Total outstanding dues of micro enterprises and small enterprises	126	92
Total outstanding dues of creditors other than micro enterprises and small enterprises	2,695	2,401
Other financial liabilities	13,145	11,808
Other current liabilities	7,896	7,681
Provisions	1,083	1,464
Income tax liabilities (net)	3,723	2,962
Total current liabilities	29,483	27,086

Total equity and liabilities	118,104	114,950

The disclosure is an extract of the audited Balance Sheet as at September 30, 2024 and March 31, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Standalone Statement of Cash flows

(In crore)

Particulars	Half-year ended September 30,
	2024	2023
Cash flow from operating activities:
Profit for the period	12,581	12,202
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and Amortization	1,368	1,484
Income tax expense	4,954	4,461
Impairment loss recognized / (reversed) under expected credit loss model	67	184
Finance cost	120	132
Interest and dividend income	(2,196)	(1,999)
Stock compensation expense	370	246
Provision for post sale client support	19	-
Exchange differences on translation of assets and liabilities, net	53	40
Other adjustments	(75)	343
Changes in assets and liabilities
Trade receivables and unbilled revenue	(3,047)	(1,688)
Loans, other financial assets and other assets	(568)	(359)
Trade payables	328	(332)
Other financial liabilities, other liabilities and provisions	1,688	142
Cash generated from operations	15,662	14,856
Income taxes paid	(1,703)	(4,108)
Net cash generated by operating activities	13,959	10,748
Cash flow from investing activities:
Expenditure on property, plant and equipment	(651)	(1,101)
Deposits placed with corporation	(467)	(555)
Redemption of deposits with corporation	284	389
Interest and dividend received	1,014	809
Dividend received from subsidiary	1,123	1,192
Loan given to subsidiaries	(10)	–
Loan repaid by subsidiaries	–	3
Receipt towards business transfer for entities under common control	1	–
Investment in subsidiaries	(4,348)	(63)
Payment towards acquisition	(181)	–
Receipt / (payment) from entities under liquidation	–	80
Other receipts	–	123
Payments to acquire investments
Liquid mutual fund units	(30,198)	(29,092)
Commercial papers	(2,077)	(2,419)
Certificates of deposit	(1,811)	(1,252)
Non-convertible debentures	(1,051)	(104)
Other investments	(1)	(2)
Proceeds on sale of investments
Liquid mutual fund units	30,707	27,279
Non-convertible debentures	890	775
Certificates of deposit	3,845	3,662
Commercial papers	6,660	700
Government Securities	200	–
Net cash (used in) / from investing activities	3,929	424
Cash flow from financing activities:
Payment of lease liabilities	(461)	(362)
Shares issued on exercise of employee stock options	3	1
Other (payments)/receipts	(75)	(93)
Payment of dividends	(11,620)	(7,266)
Net cash used in financing activities	(12,153)	(7,720)
Net increase / (decrease) in cash and cash equivalents	5,735	3,452
Effect of exchange rate changes on cash and cash equivalents	(9)	(22)
Cash and cash equivalents at the beginning of the period	8,191	6,534
Cash and cash equivalents at the end of the period	13,917	9,964
Supplementary information:
Restricted cash balance	61	58

The disclosure is an extract of the audited Statement of Cash flows for the half year ended September 30, 2024 and September 30, 2023 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment Reporting

The Company publishes standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the audited interim consolidated financial statements. Accordingly, the segment information is given in the audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 17, 2024	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Consolidated Audited Financial Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2024 prepared in compliance with the Indian Accounting Standards (Ind-AS)

( in ₹ crore, except per equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2024	2024	2023
Revenue from operations	40,986	80,300	38,994
Profit before tax	9,253	18,274	8,768
Profit for the period	6,516	12,890	6,215
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	7,210	13,551	6,199

Profit attributable to:
Owners of the company	6,506	12,874	6,212
Non-controlling interests	10	16	3
	6,516	12,890	6,215

Total comprehensive income attributable to:
Owners of the company	7,190	13,527	6,196
Non-controlling interest	20	24	3
	7,210	13,551	6,199

Paid-up share capital (par value ₹5/- each fully paid)	2,072	2,072	2,070
Other equity *#	86,045	86,045	73,338
Earnings per share (par value ₹5/- each)**
Basic (in ₹ per share)	15.71	31.09	15.01
Diluted (in ₹ per share)	15.68	31.02	14.99

*	Balances for the quarter and half year ended September 30, 2024 represent balances as per the audited Balance Sheet as at March 31, 2024 and balances for the quarter ended September 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015.

**	EPS is not annualized for the quarter and half year ended September 30, 2024 and quarter ended September 30, 2023

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2024 have been taken on record by the Board of Directors at its meeting held on October 17, 2024. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. Those interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Update on employee stock grants

The Board, on October 17, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved grant of 22,880 RSUs to six eligible employees under the 2015 Stock Incentive Compensation Plan w.e.f November 1, 2024. The RSUs would vest equally over a period of two to four years and the exercise price will be equal to the par value of the share.

c) Update on acquisition

On July 17, 2024, Infosys Germany GmBH acquired 100% voting interests in in-tech Holding GmbH, leading provider of Engineering R&D services headquartered in Germany, for a consideration of EUR 465 million (₹4,213 crore).

2. Information on dividends for the quarter and half-year ended September 30, 2024

The Board of Directors declared an interim dividend of ₹21/- per equity share. The record date for the payment is October 29, 2024.The interim dividend will be paid on November 8, 2024. The interim dividend declared in the previous year was ₹18/- per equity share.

(in ₹)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2024	2024	2023
Dividend per share (par value ₹5/- each)
Interim dividend	21.00	21.00	18.00

3. Audited financial results of Infosys Limited (Standalone information)

  (in ₹ crore)

Particulars	Quarter ended September 30,	Half-year ended September 30,	Quarter ended September 30,
	2024	2024	2023
Revenue from operations	34,257	67,540	32,629
Profit before tax	9,407	17,535	8,517
Profit for the period	6,813	12,581	6,245

The above is an extract of the detailed format of Quarterly audited financial results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Audited Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

By order of the Board for Infosys Limited

Bengaluru, India	Salil Parekh
October 17, 2024	Chief Executive Officer and Managing Director

Certain statements in this release concerning our future growth prospects, our future financial or operating performance, the McCamish cybersecurity incident and the related review and notification process are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to effectively implement a hybrid working model, economic uncertainties and geo-political situations, technological disruptions and innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, the amount of any additional costs, including indemnities or damages or claims, resulting directly or indirectly from the McCamish cybersecurity incident and the outcome and effect of pending litigation. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2024. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.